SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940


                                  POTOMAC FUNDS


                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the following series: the Potomac Japan/Long Fund, the Potomac Japan/Short Fund, the Potomac U.S. Plus Fund, the Potomac U.S./Short Fund, the Potomac OTC Plus Fund, the Potomac OTC/Short Fund, and the Potomac U.S. Government Money Market Fund (each, a "Fund"), hereby notifies the Securities and Exchange Commission that each Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Harrison and the State of New York on the 30th day of September, 1997.

                                    POTOMAC FUNDS


                                    By: /s/ Thomas A. Mulrooney
                                        -----------------------------
                                        Thomas A. Mulrooney
                                        Chief Operating Officer

Attest:


/s/ Stephen P. Sprague
----------------------------
Stephen P. Sprague
Assistant Secretary